Filed by: AT&T Inc.

Commission File No.: 001-08610

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Discovery, Inc. (Commission File No.: 001-34177)

Below is a communication made by AT&T Inc. on May 18, 2021:

MESSAGING AND Q&A

What’s the news?

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WarnerMedia, with its premium entertainment, sports and news assets, is being combined with Discovery’s leading nonfiction, international and sports businesses to create a standalone global entertainment company with a solid leadership position in the global direct-to-consumer race.

•	The WarnerMedia team has done a phenomenal job in coming together over the past couple of years, and today’s deal is possible only because of what they’ve achieved together.

•	Today’s announcement is the next step in enhancing the value of WarnerMedia and creating its future globally.

•	After close, which is expected in mid-2022, AT&T will be more focused and better positioned to capitalize on the growing long-term demand for connectivity.
o	We plan to continue momentum in our Mobility business by stepping up our investment in our wireless network.
o	We expect to reach 200 million POPs with 5G C-band spectrum by the end of 2023.
o	We intend to more than double our current Fiber footprint by the end of 2025, reaching 30 million customer locations, with the single goal of offering the best fixed broadband service in the market.

Why combine WarnerMedia with Discovery in a separate stock?

The success of WarnerMedia’s evolution over the last 3 years has demonstrated their right to lead the future of media, and their combination with Discovery in a distinct stock will improve the flexibility to effectively finance those plans.

•	The fact of the matter is direct-to-consumer is a global opportunity that is rapidly evolving. And the pace of that evolution is accelerating. To compete and win you must build global scale.

•	This is a move to unlock the additional value embedded in our media business and gives it the tools – talent, content and capital – to ensure its success as a world-class player.

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Together, WarnerMedia and Discovery will have one of the most exciting global content portfolios in entertainment, and we expect that they’ll have a combined content spend that exceeds most of their industry peers.

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This also creates a substantial value opportunity for AT&T shareholders, including our employees who own AT&T shares. They will retain their stake in our company and get a stake in a new, exciting global media leader.

•	This deal provides an opportunity for parallel growth in both telecommunications and media, which many would argue we weren’t realizing as a single company.

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By doing this deal now, WarnerMedia will be in a stronger position to self-fund its growth and AT&T will have increased flexibility to invest more in 5G and Fiber to be the country’s leading broadband connectivity provider.

Today’s announcement doesn’t change anything about our operational focus or priority to grow customer relationships.

•	The transaction is anticipated to close in mid-2022.

•	Keep doing what you’re doing.

•	Your focus on the business at hand, especially through the pandemic, has been outstanding and our business results reflect that.

•	We need to continue that momentum.

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AT&T shareholders, including employees who own shares, will retain their stake in our company and get a stake in a new, global media leader that can build one of the top streaming platforms in the world.

Q&A

Why are we making this deal and why now?

•	For AT&T and our shareholders, this transaction provides an opportunity to unlock shareholder value and benefit from our ability to capitalize on the longer-term demand for connectivity.
o	We have announced expanded commitments in 5G and Fiber (see above).

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WarnerMedia has effectively demonstrated their right to lead in the future media landscape, but we are now in a world where relevance and success will be tied to capital, greater scale and global growth.

•	We expect the combination of WarnerMedia and Discovery will create substantial value for shareholders of the new, combined company by:
o	Bringing together the strongest leadership teams, content creators and talent relationships in the media business.
o	Accelerating both companies’ plans to deliver leading direct-to-consumer (DTC) streaming platforms.
o

Uniting complementary and diverse content strengths with broad appeal — WarnerMedia’s robust portfolio of iconic scripted entertainment, animation, news and sports with Discovery’s global reach in real-life, nonfiction entertainment.

o	Creating significant synergies for the new company to invest more in content and scale its global DTC platforms.

Are we admitting that acquiring WarnerMedia was an unsound strategy?

•	The strategy behind the acquisition was sound and our business has performed well because of it, as has WarnerMedia’s business.

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Our distribution expertise and competitive market position coupled with WarnerMedia’s remarkable brands and content were both necessary to establish HBO Max, which collectively created substantial value.

o	And as we’ve seen, bundling HBO Max with our best wireless and broadband offers has lowered churn and increased customer value.

•	The fact of the matter is direct-to-consumer is now a global opportunity that is rapidly evolving. To compete and win, you must build global scale.

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We could continue to execute as a single content and connectivity company…the strategy is working, but we believe the better path forward is to separate these businesses into 2 independent companies – one broadband connectivity and the other media – to attract the best investor base for each company.

•	We expect doing this will accelerate growth in our business and WarnerMedia’s business.

What’s this I see in the press about us selling WarnerMedia for less than what we paid for it? Is that true?

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Even today, as the deal is structured, we’ve already captured over 100% of what we paid. Take the $59 billion which is the implied value of the stock (day before we announced) that AT&T shareholders will get in the new media company — plus the $43 billion we receive at close.

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Add to that the WarnerMedia asset sales we’ve already completed and the cash that we’ve already received from the business since 2018, and we’re comfortably above the $100 billion total value we paid when we bought Time Warner.

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But what we really like about the deal is what happens next. Through expected synergies of $3 billion annually and the natural re-rating of the new media company’s stock in future years after close, we expect the new media company to deliver a total shareholder value well above what we paid for Time Warner only 3 years ago.

•	That’s important to include when evaluating the media company, and that’s separate from the benefits of the deal to the telecommunications company and its shareholders.

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange

Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.